Exhibit (a)(1)(A)(i)
Amendment No. 1 to the
Offer to Purchase for Cash
by
DIANA SHIPPING INC.
of
Up to 3,030,303 Shares of its Common Stock
at a Purchase Price of $3.30

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., EASTERN TIME, ON FEBRUARY 3, 2020
UNLESS THE OFFER IS EXTENDED.
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements, as set forth below, the Offer to Purchase dated January 3, 2020 (together with any amendments or supplements thereto, including this Amendment No. 1, the “Offer to Purchase”) relating to the offer by Diana Shipping Inc., a Marshall Islands corporation (the “Company,” “we,” or “us”), to purchase up to 3,030,303 shares of its common stock, par value of $0.01 per share (the “common stock”), at a price of $3.30 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Unless the context otherwise requires, all references to shares shall refer to the common stock of the Company. All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Offer to Purchase dated January 3, 2020.
This Amendment No. 1 should be read together with the Offer to Purchase and the Letter of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letter of Transmittal shall be deemed to refer to the Offer to Purchase, as amended and supplemented by this Amendment No. 1, and the Letter of Transmittal, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.
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The date of this Amendment No. 1 is January 17, 2020.

The Offer to Purchase is hereby amended and supplemented as follows:
1.	The penultimate paragraph under the heading “6. Conditions of the Offer” on page 12 is amended and restated as follows:
The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Time. As of the date of the Offer to Purchase, we are not aware that any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer has not been obtained on terms satisfactory to us in our reasonable discretion, as well as that any of the conditions in this Section 6 exist or are reasonably likely to exist on or before the Expiration Time of the Offering. Notably, we believe the “armed hostilities” condition in the second bullet on page 10 of the Offer to Purchase was not triggered by the reported Iranian missile attack on U.S. military bases in Iraq on January 8, 2020. To the extent that we become aware that any of the conditions set forth above exist or are incapable of being satisfied, the Company will advise the shareholders of such condition in the form of an amendment to the tender offer and advise whether the Company elects to waive such condition and if necessary, extend the Expiration Time of the Offer.

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